SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                            Little Switzerland, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   537528-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                C. William Carey
                           c/o Carey Associates, Inc.
                         150 Federal Street, 12th Floor
                                Boston, MA 02110
                                 (617) 428-6811
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

======================                                         =================
CUSIP NO.  537528-10-1           SCHEDULE 13D/A                PAGE 2 OF 6 PAGES
======================                                         =================
============= ==================================================================
1             NAMES OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              C. William Carey
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                 (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY


------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                      [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
============= ==================================================================
  NUMBER OF               7         SOLE VOTING POWER

   SHARES                           50,000
                          --------- --------------------------------------------
BENEFICIALLY              8         SHARED VOTING POWER

  OWNED BY                          -0-
                          --------- --------------------------------------------
    EACH                  9         SOLE DISPOSITIVE POWER

  REPORTING                         50,000
                          --------- --------------------------------------------
   PERSON                 10        SHARED DISPOSITIVE POWER

    WITH                            -0-
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [ ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.0%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer
            -------------------

            This Amendment No. 2 on Schedule 13D relates to the common stock, $.01 par value per share of Little Switzerland, Inc. ("Little Switzerland"). Little Switzerland's principal executive offices are located at 161-B Crown Bay Cruise Ship Port, P.O. Box 930, St. Thomas, Virgin Islands, 00802.

Item 2.     Identity and Background
            -----------------------

            (a) This Amendment No. 2 on Schedule 13D is filed by C. William
                Carey sometimes referred to herein as the "Reporting Person."

            (b) The business address of the Reporting Person is Carey
                Associates, Inc., 150 Federal Street, 12th floor, Boston, MA 02110.

            (c) The Reporting Person is the President of the corporation described in Item 2(b).

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.



















                                Page 3 of 6 Pages

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            Between February 3, 2000 and February 10, 2000, the Reporting Person sold 565,000 shares of Common Stock at an aggregate price of $304,100.

Item 4.     Purpose of Transaction
            ----------------------

            The Reporting Person has, at this time, acquired and has disposed of his shares of Common Stock for the purpose of investment. The Reporting Person is evaluating, and expects to continue to evaluate, his perception of the investment potential of the Common Stock, and depending on various factors including the results of such evaluations, the Reporting Person may in the future take such actions with respect to such holdings in Little Switzerland as he deems appropriate in light of the circumstances that exist from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired by him.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) As of February 10, 2000, the Reporting Person was the beneficial owner of 50,000 shares of Common Stock. Based upon 8,627,209 shares of Common Stock outstanding for the quarter ended November 27, 1999, the Reporting Person owns 1.0% of Little Switzerland's outstanding shares.

            (b) The Reporting Person has sole power to vote and to dispose of the shares of Common Stock beneficially owned by him.

            (c) On August 19, 1999, the Reporting Person purchased 150,000 shares of Common Stock at an aggregate cost of $68,625 from funds held with SouthEast Research.

            (d) On August 24, 1999, the Reporting Person purchased 150,000 shares of Common Stock at an aggregate cost of $72,000 from funds held with SouthEast Research.

            (e) On November 4, 1999, the Reporting Person purchased 100,000 shares of Common Stock at an aggregate cost of $26,009.75 from funds held with SouthEast Research.

            (f) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.





                                Page 4 of 6 Pages

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of Little Switzerland.



Item 7.     Material to be Filed as Exhibits
            --------------------------------

            None.

























                                Page 5 of 6 Pages

            Signature
            ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: February 23, 2000                              /s/  C. William Carey
                                                      ---------------------
                                                      C. William Carey































                                Page 6 of 6 Pages